FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant file or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

In connection with the issuance by AstraZeneca PLC of $1,400,000,000 0.300% Fixed Rate Notes due 2023 and $750,000,000 3.000% Fixed Rate Notes due 2051, and the issuance by AstraZeneca Finance LLC of $1,600,000,000 0.700% Fixed Rate Notes due 2024, $1,250,000,000 1.200% Fixed Rate Notes due 2026, $1,250,000,000 1.750% Fixed Rate Notes due 2028 and $750,000,000 2.250% Fixed Rate Notes due 2031 fully and unconditionally guaranteed by AstraZeneca PLC, AstraZeneca PLC is filing the following documents solely for incorporation into the Registration Statement on Form F-3 (File No. 333-256406):

Exhibit List

Exhibit No.	Description
1.1	Underwriting Agreement, dated as of May 25, 2021, among AstraZeneca PLC, AstraZeneca Finance LLC and Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC as representatives of the underwriters.
1.2	Pricing Agreement, dated as of May 25, 2021, between AstraZeneca PLC and Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC as representatives of the underwriters.
1.3	Pricing Agreement, dated as of May 25, 2021, among AstraZeneca PLC, AstraZeneca Finance LLC and Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC as representatives of the underwriters.
4.1	Indenture, dated as of May 28, 2021, between AstraZeneca PLC, as issuer, and The Bank of New York, as trustee.
4.2	Indenture, dated as of May 28, 2021, among AstraZeneca Finance LLC, as issuer, AstraZeneca PLC, as guarantor, and The Bank of New York, as trustee.
4.3	Officers’ Certificate pursuant to Section 2.08 of the Indenture setting forth the terms of and including forms of the global notes for the 0.300% Fixed Rate Notes due 2023 and the 3.000% Fixed Rate Notes due 2051.
4.4	Officers’ Certificate pursuant to Section 2.08 of the Indenture setting forth the terms of and including forms of the global notes for the 0.700% Fixed Rate Notes due 2024, the 1.200% Fixed Rate Notes due 2026, the 1.750% Fixed Rate Notes due 2028 and the 2.250% Fixed Rate Notes due 2031.
5.1	Opinion of Freshfields Bruckhaus Deringer LLP.
5.2	Opinion of Freshfields Bruckhaus Deringer US LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASTRAZENECA PLC

Date: May 28, 2021	By:	/s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary

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